Exhibit 99.3

S.R. Batliboi & Associates LLP Chartered Accountants	THE SKYVIEW 10 18th Floor, NORTH LOBBY Survey No. 83/1, Raidurgam Hyderabad - 500 032, India Tel : +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly Unaudited Consolidated Financial Results of Dr. Reddy’s Laboratories Limited Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying “Statement of Unaudited Consolidated Financial Results for the Quarter Ended 30 June 2024” (the “Statement”) of Dr. Reddy’s Laboratories Limited (the “Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), its associates and joint ventures attached herewith, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	The Holding Company’s Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Statement has been approved by the Holding Company’s Board of Directors . Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the circular issued by SEBI under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the following entities:

Holding Company

Dr. Reddy’s Laboratories Limited

Subsidiaries

1.	Aurigene Oncology limited
2.	Cheminor Investments Limited
3.	Dr. Reddy’s Bio-Sciences Limited
4.	Dr. Reddy’s Formulations Limited
5.	Dr. Reddy’s Farmaceutica Do Brasil Ltda.
6.	Dr. Reddy’s Laboratories SA
7.	Idea2Enterprises (India) Private Limited
8.	Imperial Owners and Land Possessions Private Limited
9.	Industrias Quimicas Falcon de Mexico, S.A.de C.V.
10.	Svaas Wellness Limited
11.	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.
12.	Aurigene Pharmaceutical Services Limited
13.	Beta Institut gemeinmitzige GmbH
14.	betapharm Arzneimittel GmbH
15.	Chirotech Technology Limited

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295 Regd. Office : 22, Camac Street, Block B, 3rd Floor, Kolkata-700 016

S.R. Batliboi & Associates LLP
Chartered Accountants

16.	DRL Impex Limited
17.	Dr. Reddy’s Laboratories (Australia) Pty. Limited
18.	Dr. Reddy’s (Beijing) Pharmaceutical Co. Limited
19.	Dr. Reddy’s Laboratories Canada, Inc.
20.	Dr. Reddy’s Laboratories Chile SPA.
21.	Dr. Reddy’s Laboratories (EU) Limited
22.	Dr. Reddy’s Laboratories Inc.
23.	Dr. Reddy’s Laboratories Japan KK
24.	Dr. Reddy’s Laboratories Kazakhstan LLP
25.	Dr. Reddy’s Laboratories LLC, Ukraine
26.	Dr. Reddy’s Laboratories Louisiana LLC
27.	Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.
28.	Dr. Reddy’s Laboratories New York, LLC
29.	Dr. Reddy’s Laboratories Philippines Inc.
30.	Dr. Reddy’s Laboratories (Proprietary) Limited
31.	Dr. Reddy’s Laboratories Romania S.R.L.
32.	Dr. Reddy’s Laboratories SAS
33.	Dr. Reddy’s Laboratories Taiwan Limited
34.	Dr. Reddy's Laboratories (Thailand) Limited
35.	Dr. Reddy’s Laboratories (UK) Limited
36.	Dr. Reddy’s New Zealand Limited
37.	Dr. Reddy’s Research and Development B.V.
38.	Dr. Reddy’s Srl
39.	Dr. Reddy’s Venezuela, C.A. (till April 17, 2024)
40.	Dr. Reddy’s Laboratories LLC, Russia
41.	Lacock Holdings Limited
42.	Promius Pharma LLC
43.	Reddy Holding GmbH
44.	Reddy Netherlands B.V.
45.	Reddy Pharma Iberia SAU
46.	Reddy Pharma Italia S.R.L
47.	Reddy Pharma SAS
48.	Nimbus Health GmbH
49.	Dr. Reddy’s Laboratories Jamaica Limited
50.	Dr. Reddy’s and Nestle Health Science Limited (Formerly, Dr. Reddy’s Nutraceuticals Limited) India

Associates:

1.	02 Renewable Energy IX Private Limited
2.	Clean Renewable Energy KK2A Private Limited (From 30 May 2024)

Joint Ventures:

1.	DRES Energy Private Limited
2.	Kunshan Rotam Reddy Pharmaceutical Company Limited

Other Consolidating Entities:

1.	Cheminor Employees Welfare Trust
2.	Dr. Reddy’s Research Foundation
3.	Dr. Reddy’s Employees ESOS Trust

S.R. Batliboi & Associates LLP
Chartered Accountants

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. Batliboi & Associates LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per Shankar Srinivasan

Partner

Membership No.: 213271

UDIN: 24213271BKELHF5941

Place: Hyderabad

Date: July 27, 2024

Dr. Reddys Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel     : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED 30 JUNE 2024

		All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2024	31.03.2024	30.06.2023	31.03.2024
		(Unaudited)	(Audited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Sales	75,396	68,258	66,143	271,396
	b) License fees and service income	1,331	2,572	1,241	7,768
	c) Other operating income	234	308	195	947

	Total revenue from operations	76,961	71,138	67,579	280,111

2	Other income	1,872	1,975	1,740	8,943

3	Total income (1 + 2)	78,833	73,113	69,319	289,054

4	Expenses
	a) Cost of materials consumed	12,272	10,962	12,968	44,901
	b) Purchase of stock-in-trade	13,801	11,759	8,771	43,991
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(4,256)	(1,800)	(2,363)	(6,805)
	d) Employee benefits expense	14,137	12,836	11,897	50,301
	e) Depreciation and amortisation expense	3,806	3,677	3,533	14,700
	f) Impairment of non-current assets, net	5	(173)	11	3
	g) Finance costs	598	593	371	1,711
	h) Other expenses	19,703	19,242	15,674	68,389

	Total expenses	60,066	57,096	50,862	217,191

5	Profit before tax and before share of equity accounted investees(3 - 4)	18,767	16,017	18,457	71,863

6	Share of profit of equity accounted investees, net of tax	59	35	43	147

7	Profit before tax (5+6)	18,826	16,052	18,500	72,010

8	Tax expense/(benefit):
	a) Current tax	5,215	2,823	7,197	19,459
	b) Deferred tax	(313)	131	(2,747)	(3,228)

9	Net profit after taxes and share of profit of associates (7 - 8)	13,924	13,098	14,050	55,780

10	Other comprehensive income/(loss)
	a) (i) Items that will not be reclassified subsequently to profit or loss	(91)	(44)	106	(28)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	4	-	4
	b) (i) Items that will be reclassified subsequently to profit or loss	115	(565)	147	(749)
	(ii) Income tax relating to items that will be reclassified to profit or loss	(6)	48	(210)	117
	Total other comprehensive income/(loss)	18	(557)	43	(656)

11	Total comprehensive income (9 + 10)	13,942	12,541	14,093	55,124

12	Paid-up equity share capital (face value Rs. 5/- each)	834	834	833	834

13	Other equity	-	-	-	281,714

14	Earnings per equity share (face value Rs. 5/- each)

	Basic	83.61	78.66	84.55	335.22
	Diluted	83.48	78.53	84.36	334.59
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

DR. REDDY'S LABORATORIES LIMITED

Segment information		All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2024	31.03.2024	30.06.2023	31.03.2024
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Pharmaceutical Services and Active Ingredients	10,472	11,725	9,365	41,295
	b) Global Generics	68,929	61,289	60,130	245,673
	c) Others	212	1,431	593	3,922
	Total	79,613	74,445	70,088	290,890
	Less: Inter-segment revenue	2,652	3,307	2,509	10,779
	Total revenue from operations	76,961	71,138	67,579	280,111

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,772	2,349	1,013	6,929
	b) Global Generics	44,518	37,937	38,386	154,272
	c) Others	58	1,202	156	2,423
	Total	46,348	41,488	39,555	163,624

	Less: Selling and other un-allocable expenditure/(income), net	27,522	25,436	21,055	91,614
	Total profit before tax	18,826	16,052	18,500	72,010

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics and others at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The above statement of unaudited consolidated financial results of Dr. Reddy's Laboratories Limited ("the Company"), which have been prepared in accordance with the Indian Accounting Standards ("Ind AS") prescribed under section 133 of Companies Act,2013 ("the Act") read with relevant rules issues thereunder, other accounting principles generally accepted in India and guidelines issues by the Securities and Exchange Board of India ("SEBI") were reviewed and recommended by Audit Committee and approved by the Board of Directors at their meetings held on 27 July 2024. The Statutory Auditors have carried out a limited review on the unaudited consolidated financial results and issued an unmodified report thereon.

2	“Other income” for the year ended 31 March 2024 includes :

a. Rs.540 million recognised in April 2023, pursuant to settlement agreement with Janssen Group, in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga®(Abiraterone).This transaction pertains to the Company's Global Generics segment.

b. Rs.984 million recognised in September 2023, pursuant to settlement of product related litigation by the Company and its affiliates in the United Kingdom. This transaction pertains to the Company's Global Generics segment.

3	During the quarter ended 30 June 2024 and 31 March 2024, an amount of Rs. 809 million and Rs. 810 million respectively, representing government grants has been accounted as a reduction from cost of material consumed.

4	Agreement with Nestlé India:

On 25 April 2024, the Company entered into a definitive agreement with Nestlé India Limited (“Nestlé India”), for manufacturing, developing, promoting, marketing, selling, distributing, and commercializing nutraceutical products and supplements in India and other geographies as may be agreed by the parties. The aforesaid business activities shall be carried out through Dr. Reddy’s Nutraceuticals Limited (the “Nutraceuticals subsidiary”) which was incorporated on 14 March 2024. Subsequently, the Nutraceutical subsidiary’s name was changed to Dr. Reddy’s and Nestlé Health Science Limited on 13 June 2024.

The aforesaid definitive agreement is subject to certain closing conditions and is expected to become effective by the quarter ended 30 September 2024, upon infusion of funds and completion of other closing conditions.

As per terms agreed, the Company will hold 51% and the Nestlé India will hold 49% of the paid-up share capital in the Nutraceuticals subsidiary with shareholder rights to voting, dividend distribution and other economic rights as agreed in the aforesaid definitive agreement. As per agreed terms, the Company and Nestlé India will transfer license of its nutraceuticals brands to Nutraceuticals subsidiary.

Further, Nestlé India will have a call option to increase their shareholding up to 60% in the Nutraceuticals subsidiary after six years from subscription date for a payment at fair market value. However, the Company shall continue to hold at least 40% of the shareholding after Nestlé India exercises its call option.

DR. REDDY'S LABORATORIES LIMITED

5	Agreement with Haleon:

On 26 June 2024, the Company entered into a definitive agreement with Haleon UK Enterprises Limited (“Haleon”) to acquire Haleon’s Ex-US global portfolio of consumer healthcare brands in the Nicotine Replacement Therapy category (“NRT Business”).

The definitive agreement for the acquisition of this NRT Business from Haleon includes the transfer of intellectual property, employees, agreements with commercial manufacturing organization, marketing authorizations and other assets relating to the commercialization of four brands i.e., Nicotinell, Nicabate, Thrive, and Habitrol. The proposed acquisition will be inclusive of all formats such as lozenge, patch, spray and/or gum in all applicable global markets outside of the United States.

Completion of this transaction is subject to satisfying closing conditions, including the completion of certain reorganization by Haleon Group, and obtaining foreign direct investment approval in Sweden and merger control approvals in Brazil, Saudi Arabia and the United Arab Emirates. The transaction is expected to close during the early part of the quarter ended 31 December 2024.

Upon completion of closing conditions, the Company will acquire this NRT Business by purchasing the shares of Northstar Switzerland SARL (a Haleon Group Company) for a total consideration of up to GBP 500 (approximately Rs. 52,739 as translated based on forex rate as at 30th June 2024), consisting of an upfront cash payment GBP 458 (approximately Rs. 48,309) and performance-based contingent payments of up to GBP 42 (approximately Rs. 4,430), based on attainment of agreed-upon sales targets in calendar year 2024 and 2025, and meeting other parameters.

These NRT Business will transition gradually into the Company in a phased approach between April 2025 and February 2026. During the transition period, Haleon Group will provide distribution and related services in the markets, facilitating successful integration of the business across various geographies into the Company.

6	The Company considered the uncertainties relating to the escalation of conflict in the middle east, and duration of military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

7	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 6 July, 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company has continued to make presentations to the SEC and the DOJ in relation to the ongoing investigation and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company. The Company continues to respond to requests made by the SEC and the DOJ and is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions which can lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

8	The Board of Directors of the Company at their meeting held on 27 July 2024, have approved the sub-division/ split of each equity share of face value of Rs.5/- (Rupees five only) each, fully paid-up, into 5 (Five) equity shares having face value of Re.1/- (Rupee one only) each, fully paid-up, by alteration of the Capital Clause of the Memorandum of Association of the Company. Further, each American Depositary Share (ADS) of the Company will continue to represent 1 (One) underlying equity share as at present and therefore, the number of ADSs held by an American Depositary Receipt holder would consequently increase in proportion to the increase in number of equity shares. The sub-division/ split will be subject to approval of the shareholders of the Company through postal ballot process. The record date for the said sub-division/ split will be intimated in due course.

Pending approval of the shareholders, the basic and diluted EPS disclosed above have not been adjusted to give effect to such split in accordance with requirements under Ind AS 33, Earnings per share.

9	The figures for the quarter ended 31 March 2024 are the balancing figures between audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the relevant financial year, which were subject to limited review.

By order of the Board

For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 27 July 2024	Co-Chairman & Managing Director